ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

June 7, 2022

Mr. Kenneth Ellington

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:                             Calamos Advisors Trust (“Advisors Trust”) (File No. 811-09237); Calamos Convertible and High Income Fund (“CHY”) (File No. 811-21319); Calamos Convertible Opportunities and Income Fund (“CHI”) (File No. 811-21080); Calamos Global Dynamic Income Fund (“CHW”) (File No. 811-22047); Calamos Global Total Return Fund (“CGO”) (File No. 811-21547); and Calamos Strategic Total Return Fund (“CSQ”) (File No. 811-21484) (each, a “Registrant” and, collectively, the “Registrants”)

Dear Mr. Ellington:

I am writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided by telephone on May 9, 2022 regarding certain of the Registrants’ reports on Form N-CEN and/or Form N-CSR, as applicable and as noted below filed under the Investment Company Act of 1940, as amended (“1940 Act”) for the periods ended October 31, 2021 for each Registrant other than Advisors Trust and December 31, 2021 for Advisors Trust.  Your comments are summarized below, followed by our responses.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable report.

Advisors Trust

1.              Comment.  With regard to the Schedule of Investments for the Growth and Income Portfolio, please disclose the end of period interest rate for money market funds, as required by Article 12-12, footnote 4 of Regulation S-X.

Response.  The Registrant will include this information in future filings.

CHY, CHI, CHW, CGO and CSQ

2.              Comment.  The internal control letters attached as exhibits to the Form N-CENs filed on January 12, 2021 are missing the city and state where the report was issued and are therefore not in compliance with Item G.1, Instruction 3 of Form N-CEN. Please include this information in future filings.

Response.  The Registrants will include this information in future filings.

CHW and CGO

3.              Comment. We note that the most recent registration statements for Calamos Global Dynamic Income Fund and Calamos Global Total Return Fund forward incorporate by reference the most recent annual reports, but the annual reports do not include 10 years of financial highlights. Please file an amended Form N-CSR, or a prospectus filed pursuant to Rule 424(b), for each fund that includes 10 years of financial highlights. See General Instruction 3 to Item 4.1 of Form N-2.

Response.  Calamos Global Dynamic Income Fund and Calamos Global Total Return Fund note the Staff’s comment and intend to include 10 years of financial highlights in their semi-annual report for the period ended April 30, 2022, to be filed on or about June 30, 2022. Further, Calamos Strategic Total Return Fund also intends to include 10 years of financial highlights in its semi-annual report for the period ended April 30, 2022, to be filed on or about June 30, 2022. In addition, on a going forward basis, 10 years of data will be included in the Financial Highlights table in each fund’s annual report.

CHW, CGO and CSQ

4.              Comment.  We note that the most recent registration statements for Calamos Global Dynamic Income Fund, Calamos Global Total Return Fund and Calamos Strategic Total Return Fund forward incorporate by reference the most recent annual reports, but the annual reports do not include an auditor’s consent. Please file an amended Form N-CSR for each fund that includes an auditor’s consent.

Response.  The Registrants have each filed an amended Form N-CSR to include an auditor’s consent. The amended Form N-CSRs for Calamos Global Dynamic Income Fund and Calamos Strategic Total Return Fund were filed on June 6, 2022. The amended Form N-CSR for Calamos Global Total Return Fund was filed on June 7, 2022.

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1381.

Very truly yours,

/s/ Elizabeth L. Madsen

Elizabeth L. Madsen, Esq.

cc:

John P. Calamos, Sr.

J. Christopher Jackson, Esq.

Paulita A. Pike, Esq.

Rita Rubin, Esq.

Samuel Herling Moore, Esq.